JAN-1-2002 12:03P FROM:
UNIVERS1TY OF Nebraska
Medical Center
SPONSORED PROGRAMS ADMINISTRATION
NEBRASKA'S HEALI H SCIENCE CENTER

Via Federal Express

April 26, 2006

Matthew Sarad
CEO, Telomolecular Cor.
8037 Orange Ave. Fair Oaks, CA 95628

Re: Agreement between Telomolecular and the University of Nebraska Medical Center

Dear Mr. Sarad,

On behalf of Dr. Vinod Labhasetwar at the University of Nebraska Medical Center, enclosed are two (2) Agreements for the above referenced project. Please have the appropriate institutional signatory review and sign the Agreements and return one (1) fully executed Agreement to me at the Sponsored Programs Administration office at the address listed below.

If we may provide further information or assistance concerning the administration of this project, please feel free to contact me at 402/559-2174

Sincerely,
Karalyn A. Schmidt
Grants and Contracts Specialist Sponsored Programs Administration
987835 Nebraska Medical Center
Omaha, NE 68198-7835
University of Nebraska Medical Center

Enclosures (2)

cc: Dr. Labhasetwar - 6025
E. Payne - 6025
D. Loibl - 6025

AGREEMENT BETWEEN

Telomolecular
(hereinafter referred to as Sponsor)

AND

The Board of Regents of the University of Nebraska d/bla
the University of Nebraska Medical Center
(hereinafter referred to as University)

This Agreement is entered into effective as of May 1, 2006 by and between Telomolecular, a biotechnology Corporation with its responsible office located at Sacramento, CA. and the Board of Regents of the University of Nebraska d/b/a the University of Nebraska Medical Center, an educational institution existing under the laws of the State of Nebraska, with its responsible office located at Sponsored Programs Administration, 987835 Nebraska Medical Center, Omaha, NE 68198-7835.

The research program contemplated by this Agreement is of mutual interest and benefit to Sponsor and University and will further the instructional and research objectives of the University. The research is to be funded by Sponsor and carried out by the University. NOW, THEREFORE, the parties agree: Article 1 - Definitions As used herein, the following terms shall have the following meanings:

1.1 "Project' shall mean the description of the project as described in the Work Statement, Appendix A hereof.

1.2 "Principal Investigator" shall mean the person responsible for the conduct and direction of the Project. The Principal Investigator for the Project is Vinod Labhasetwar, Ph.D.

1.3 "Contract Period" is May 1, 2006 through April 30, 2008, unless period is formally modified by upon mutual agreement of the parties.

Article 2 - Research Work

2.1 University shall commence the performance of Project promptly after the effective date of this Agreement and receipt of the required amount of Telomerase from Sponsor, and shall use reasonable efforts to perform such Project substantially in accordance with the terms and conditions of this Agreement. Anything in this Agreement to the contrary notwithstanding, Sponsor and University may at any time amend Project by mutual written agreement.

2.2 The parties agree that the unpredictable nature of research may require changes to the protocol, timeline and deliverable schedule- The parties agree to collaborate to achieve mutually agreeable proposals to allow the Project to accommodate such changes.

2.3 In the event that the Principal Investigator becomes unable or unwilling to continue Project, and a mutually acceptable substitute is not available, University and/or Sponsor shall have the option to terminate said Project in accordance with Article 12.

Article 3 - Reports and Conferences

3.1 written program reports shall be provided by University to Sponsor every six (6) months, and a final report shall be submitted by University within forty-five (45) days of the conclusion of the Contract Period, or early termination of this Agreement.

3.2 During the term of this Agreement, representatives of University will correspond with representatives of Sponsor via telephone and/or email to discuss the progress and results, as well as ongoing plans, or changes therein, of Project to be performed hereunder. If deemed necessary by the parties, representatives of University will meet with representatives of at times and places mutually agreed upon.

Article 4 - Cost, Billings, and Other Support

4.1 It is agreed to and understood by the parties hereto that total costs to Sponsor hereunder shall be a fixed price sum of $1,130,817 in accordance with Appendix B, Budget.Appendix B represents the cost estimate for the Project. University may rebudget as reasonably appropriate.

4.2 Payment shall be made by Sponsor according to the following schedule: $155,000 upon execution of the Agreement and $155,000 within 45 days, $205,000 in September 2006, $205,000 in February 2007, $205,000 in July 2007 and $205,817 in November 2007.

4.3 Payments shall be sent to: University of Nebraska Medical Center, Office of Sponsored Programs Accounting, 985100 Nebraska Medical Center, Omaha, Nebraska 68198-5100, Attn: Manager.

Article 5 - Inspection of Facilities and Records

5.1 Principal Investigator and shall permit representatives of Sponsor, at mutually agreed upon times and dates and during regular business hours, to enter and inspect the Project site and to inspect and copy all records relating to the Project.

Article 6 - Retention of Records

6.1 Records of the data generated pursuant to the Project must be maintained by the University and Principal Investigator in a condition suitable for inspection by Sponsor until written authorization for disposal is provided by Sponsor or three (3) years have elapsed from the date of completion or termination of this Agreement. Nothing in this Agreement shall relieve or be construed to relieve the University and Principal Investigator from complying with any other rule, regulation, ordinance, order or law relating to records, comments or record keeping-

Article 7 - Nondisclosure

7.1 During the performance of the Project and during the term of this Agreement, the parties may receive confidential or proprietary information from each other ("Confidential Information"). Any and all materials, data and information to be regarded as Confidential Information shall be marked clearly and conspicuously with an appropriate confidentiality legend. Any oral discussion or communication, or visual presentation, which is designated as Confidential Information, shall be reduced to a written form within thirty (30) days of such discussion, communication or presentation- For a period of three (3) years from the acceptance of this Agreement, the parties shall not disclose such Confidential Information to any third party, nor reproduce it for any purpose other than those purposes specified in this Agreement- The parties may disclose Confidential Information to employees requiring access thereto for the purposes of this Agreement provided, however, that prior to making any such disclosures each such employee shall be apprised of the duty and obligation to maintain Confidential Information in confidence and not to use such information for any purpose other than in accordance with the terms and conditions of this Agreement.

7.2 The following information shall not be considered Confidential or subject to the non-use restrictions of this Agreement if it:

7.2.1 is generally available in the public domain, or thereafter becomes available to the public through no act of the receiving party;

7.2.2 is already independently known to the receiving party as shown by its prior written records, provided that the receiving party so advises the disclosing party promptly upon its discovery that the information is already independently known;

7.2.3 is received without obligation of confidentiality from a third party who was free to disclose such information;

7.2.4 is independently generated by the receiving party without reference to or use of the Confidential Information received hereunder as evidenced by written documentation; or

7.2.5 is required by law and/or is regulation or court ordered to be disclosed. In the event that information is required to be disclosed pursuant to this subsection, the receiving party shall notify the disclosing party to allow the disclosing party to assert whatever exclusions or exemptions may be available to it under such law.

Article 8 - Publicity

8.1 University will not use the name, logos and other marks and trade names of Sponsor, nor any employee of Sponsor, in any publicity without the prior written approval of Sponsor- Sponsor will not use the name, logos and other marks and trade names of University, nor of any member of University's Project staff, in any publicity, advertising, or news release without prior written approval of an authorized representative of University.

8.2 The University shall be allowed to release the following information without the approval of Sponsor: (1) the existence of the Agreement; (2) the identity of Sponsor; (3) the purpose and the scope of the proposed research in sufficient detail to permit informal discussion concerning the wisdom of such research with the University; and to inform colleagues in immediate and related disciplines of the nature and importance of the potential contribution to the disciplines involved; and (4) the amount awarded under the Agreement. None of this information shall be Confidential Information. No publicity shall be given by either party to any of the results of the investigation without the prior written approval of the other party except as provided in Article 9 - Publications.

Article 9 - Publications

9.1 Sponsor recognizes that under University policy the results of University Projects must be publishable and agrees that Researchers engaged in the Project shall be permitted to present at symposia, national or regional professional meetings and to publish in journals, theses or dissertations, or otherwise of their own choosing, methods and results of the Project, provided, however, that Sponsor shall have been furnished copies of any proposed publication or presentation at least thirty (30) days in advance of such publication. Sponsor shall have thirty (30) days after receipt of said copies, to object to such proposed presentation or proposed publication either because there is patentable subject matter which needs protection and/or there is Confidential Information of Sponsor contained in the proposed publication or presentation. In the event that Sponsor makes such objection, the University will consider Sponsor's suggested modifications regarding Confidential Information and/or the said Researcher(s) shall refrain from making such publication or presentation for a maximum of sixty (60) days from date of receipt of such objection in order for Sponsor to file patent application(s) with the United States Patent and Trademark Office and/or foreign patent office(s) directed to the patentable subject matter contained in the proposed publication or presentation- Publication by either party to the Agreement shall give proper credit to the other party for the cooperative character of the investigation.

9.2 No commercial brands or trade names shall appear in the publication of the results, except as such brand or trade name is essential in the description of the research, nor shall the name of the University in any way be used for advertising purposes. Prior to such publication by either party, no publicity shall be given by either party to any of the results of the investigation, except with the written approval of the other party.

Article 10 - University Developments

10.1 Rights to inventions, improvements and/or discoveries, whether patentable or copyrightable or not, relating to Project made solely by employees of Sponsor shall belong to Sponsor Such inventions, improvements, and/or discoveries shall not be subject to the terms and conditions of the Agreement.

10.2 "New Invention or Discovery" shall mean any invention or discovery conceived or reduced to practice during the term of this Agreement and as a direct result of the work performed pursuant to the Project. Here and throughout this Agreement, the terms "conceived" and "reduced to practice" shall be given the meaning of those terms as they appear in 35 USC Section 102(g).

10.3 Title to any New Invention or Discovery made solely by University and inventors resulting from the Project shall reside in the University; title to any New Invention or Discovery made solely by Sponsor inventors resulting from this Agreement shall reside in the Sponsor; title to any New Invention or Discovery made jointly by the University and Sponsor inventors resulting from this Agreement shall reside jointly in the University and Sponsor.

10.4 University shall promptly notify Sponsor of any New Invention or Discovery of University, conceived and reduced to practice during the term of this Agreement. University hereby grants to Sponsor a first non-transferable option ("Option") to negotiate an exclusive, worldwide, royalty-bearing license in the defined field of use to make, use or sell under any New Invention or Discovery owned wholly or partly by University and conceived and reduced to practice during the course of the Project and as a direct result of the work conducted under the Project. Sponsor shall have sixty (60) days from disclosure of any New Invention or Discovery to notify University of its desire to enter into such a license agreement, and the parties shall negotiate for a period not to exceed one hundred eighty (180) days after that notification, or such period of time as the to which the parties shall mutually agree- If Sponsor and University fail to enter into an agreement during that period of time, the rights to such New Invention or Discovery shall be disposed of in accordance with University policies with no further obligation to Sponsor.

10.5 With respect to any New Invention or Discovery subject to the provisions of 37 CFR 401 and in which either party retains title, the United States Federal Government shall have a non-exclusive, nontransferable, irrevocable, paid-up license to practice or have practiced, for or on behalf of the United States, the New Invention or Discovery throughout the world.

Article 11 -Work Product

11.1 University shall fully disclose to Sponsor all work, data, reports and results that are created, developed, written and conceived by University or Principal Investigator during the performance the Project and as a result of their obligations under this Agreement (collectively "Work Product"). University shall have ownership of said Work Product. Sponsor shall have the right to use such Work Product for its commercial purposes.

Article 12 - Term and Termination

12.1 This Agreement shall become effective upon the date first herein above written and shall continue in effect for the full duration of the Contract Period unless sooner terminated in accordance with the provisions of this Article. The parties hereto may, however, extend the term of the Agreement for additional periods as desired under mutually agreeable terms and conditions which the parties reduce to writing and sign- Either party may terminate the Agreement upon thirty (30) days prior written notice to the other party. Upon submission/receipt of a notice of termination, University shall take all necessary action to cancel outstanding purchase orders and other commitments relating to the work under this Agreement, and shall exercise reasonable diligence to cancel or redirect commitments for personal services to its other activities and operations. A final accounting of expenses will be submitted within forty five (45) days of the termination date documenting all expenses incurred and all non-cancelable expenses which Sponsor is responsible for and showing the amount of funding overpaid or owed. If Sponsor has an unpaid balance remaining, Sponsor shall make the final payment within thirty (30) days after receipt of the final invoice. If Sponsor overpaid, a check for the balance will be included with the final financial report.

12.2 In the event of early termination of this Agreement by Sponsor, except for termination in accordance with Article 12.4, Sponsor shall pay all costs accrued by University as of the date of termination, including non-cancelable obligations incurred prior to the effective date of termination.

12.3 If University terminates the Project for any reason, Sponsor shall pay all costs incurred up to the date of termination including all non-cancelable obligations.

12.4 In the event that either party hereto shall commit any breach of or default in any of the terms or conditions of this Agreement, and also shall fail to remedy such default or breach within thirty (30) days after receipt of written notice thereof from the other party hereto, the party giving notice may, at its option and in addition to any other remedies which it may have at law or in equity, terminate this Agreement by sending notice of termination in writing to the other party to such effect, and such termination shall be effective as of the date of the receipt of such notice.

12.5 Termination of this Agreement by either party for any reason shall not affect the rights and obligations of the parties accrued prior to the effective date of termination of this Agreement. No termination of this Agreement, however effectuated, shall affect the Sponsor's rights and duties hereof, or release the parties hereto from their rights and obligations under Articles 3, 4, 6, 7, 8, 9, 10, 14, 15, 16, 17, 19 and 21 _

Article 13 - Independent Contractor

13.1 It is expressly understood that University and Sponsor are independent contractors and not the agent, partner, or employee of the other. in this regard, neither party shall have the authority to enter into any contract or agreement to bind the other and shall not represent to anyone that it has such authority. Nor shall their respective employees be entitled to any benefits applicable to employee of the other party.

Article 14 - Insurance and Indemnification

14.1 University represents that University has liability insurance, such protection being applicable to officers, employees, and agents while acting within the scope of their employment by University.

14.2 Each party hereby assumes any and all risks of personal injury and property damage attributable to the negligent acts or omissions of that party and the officers, employees, and agents thereof-

14.3 Sponsor shall indemnify, defend, and hold harmless University against any and all claims, costs, or liabilities, including attorney's fees and court costs at both trial and appellate levels, for any loss, damage, injury, or loss of life, other than that attributable in whole or part to University's fault or negligence, caused by the actions of Sponsor or its officers, servants, agents, or of any third party acting on behalf of or under authorization from Sponsor in the performance of this Agreement, or for losses arising out of use by Sponsor or any third party acting on behalf of or under authorization from Sponsor of products developed or made as a result of information or materials received from University. Article 14.3 shall apply with the provision that (a) University promptly notifies Sponsor in writing after University receives notice of any claim, (b) Sponsor is given the opportunity, at its option, to participate and associate with University in control, defense, and trial of any claim and any related settlement negotiations and (c) University fully cooperates with Sponsor in the defense of any such claim.

Article 15. Warranties.

15.1 UNIVERSITY MAKES NO WARRANTIES, EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER, INCLUDING WITHOUT LIMITATION, THE CONDITION, ORIGINALITY OR ACCURACY OF THE RESEARCH OR ANY INVENTION (S) OR PRODUCT(S), WHETHER TANGIBLE OR INTANGIBLE, CONCEIVED, DISCOVERED, OR DEVELOPED UNDER THIS AGREEMENT; OR THE OWNERSHIP, MERCHANTABLITY, OR FITNESS FOR A PARTICULAR PURPOSE OF THE RESEARCH OR ANY SUCH INVENTION OR PRODUCT. UNIVERSITY SHALL NOT BE LIABLE FOR ANY DIRECT, CONSEQUENTIAL, OR OTHER DAMAGES SUFFERED BY SPONSOR, ANY LICENSEE, OR ANY OTHERS RESULTING FROM THE USE OF THE RESEARCH OR ANY SUCH INVENTION OR PRODUCT.

Article 16 - Governing Law and Jurisdiction

16.1 This Agreement shall be interpreted and informed in accordance with the laws of the State of Nebraska and any litigation arising out of and related to this Agreement shall be commenced in a court of competent jurisdiction sitting in Douglas County, Nebraska-

Article 17 - Assignment

17.1 Neither this Agreement nor the rights granted hereunder shall be transferred or assigned in whole or in part by Sponsor to any person whether voluntarily or involuntarily, by operation of law or otherwise without the prior written approval of University. This Agreement shall be binding on the respective successors, legal representatives and assignees of University and Sponsor

Article 18 - Agreement Modification

18.1 This Agreement shall be amended only in writing duly executed by all the parties to this Agreement. No waiver by any party of any default or nonperformance shall be deemed a waiver of any subsequent default or nonperformance.

Article 19 - Notices

19.1 All notices, requests and other communications that a party is required or elects to deliver shall be in writing and shall be delivered personally, or by facsimile or electronic mail (provided such delivery is confirmed), or by a recognized overnight courier service or by United States mail, first-class, certified or registered, postage prepaid, return receipt requested, to the other party at its address set forth below or to such other address as such party may designate by notice given pursuant to this section:

If to Sponsor:
Matthew Sarad
CEO, Telomolecular Corp. 8037 Orange Ave
Fair Oaks, CA 95628 Telephone: (916) 410-8681
E-Mail- msarad@504bank_com

If to University:
Director Sponsored Programs Administration
University of Nebraska Medical Center
987835 Nebraska Medical Center
Omaha, Nebraska 68198-7835
Telephone: (402) 559-7456
Fax: (402) 559-2957

Vinod Labhasetwar, Ph.D_
986025 Nebraska Medical Center
Omaha, Nebraska 68198-6025
Telephone: (402) 559-9021
Fax: (402) 559-9543
E-Mail: vlabhase@umnc_edu

Article 20. Force Majeure.

20.1 No party to this Agreement shall be responsible for any delays or failure to perform any obligation under this Agreement due to acts of God, strikes or other disturbances, including, without limitation, war, insurrection, embargoes, governmental restrictions, acts of governments or governmental authorities, and any other cause beyond the control of such party.

Article 21. Entire Agreement.

21.1 This Agreement (including all addenda, exhibits, and schedules) is intended by the parties as the final and binding expression of their agreement and as the complete and exclusive statement of its terms. This Agreement cancels, supersedes and revokes all prior negotiations, representations and agreements among the parties or employees of the parties, whether oral or written, relating to the subject matter of this Agreement. To the extent the scope of work, addenda, exhibits, and schedules contain any terms and conditions that conflict with the terms and conditions of this Agreement or which materially change or add to the terms and conditions contained in this Agreement, such changes will be ignored and given no effect.

IN WITNESS WHEREOF, the parties have caused these presents to be executed in duplicate as of the day and year first above written.

THE UNIVERSITY OF NEBRASKA MEDICAL CENTER
BY: Deborah K. Vetter
Sponsored Programs Administration
TITLE: Director
DATE: 4/26/06

TELOMOLECULAR
BY: Matthew A. Sarad
TITLE: CEO
DATE: 4/29/06

I have read the above agreement and agree to perform my obligations as principal investigator(s) under this agreement. I also understand and agree to the disposition of rights in inventions, discoveries, and other results as provided by this agreement and to the provisions concerning confidentiality and publications. I will inform students and other participants working on this research of their rights and obligations under this agreement.

BY:
PRINCIPAL INVESTIGATOR

APPENDIX A

Work Statement
Proposal Title: Telomerase-nanoparticle delivery for anti-aging applications
Principal Investigator: Vinod Labhasetwar, Ph-D-, Department of Pharmaceutical Sciences, Nebraska Medical Center, Omaha, NE 68198-6025
Source of Funding . Telomolecular Corporation, Sacramento, CA.

1. Overall Goal: Telomolecular Corporation, a biotechnology company that develops biopharmaceutical therapies designed to treat aging and age-related disease intends to commercialize technologies that may lengthen chromosomal telomeres in living animals. In the proposed study, the nanotechnology delivery system developed in Dr. Labhasetwar's laboratory, which is based upon biodegradable polymers poly (D,L- lactide-co-glycolide) (PLGA) and polylactides (PLA), will be investigated for effective cellular/tissue delivery of telomerase. A successful telomerase delivery system could be used to therapeutically treat a wide variety of debilitating age related diseases that presently lack effective treatment alternatives, such as macular degeneration, arteriosclerosis, progeria, and many other unfortunate illnesses. In addition, a topical lotion or cream formulation with telomerase-loaded nanoparticles can be developed for cosmetic applications-

2. Background Information: Interest in telomere molecular structure and function has been in a continuous climb since the initial characterization of the repeated DNA sequence on the ends of chromosomes in 1978. The discovery that telomere length is maintained not by conventional replication but by a unique RNP polymerase, termed telomerase piqued the interest of scientists who are studying many basic mechanism of cell biology. The fundamental problem that dividing cells have to overcome is that of end replication. Chromosomes shorten by many bases during DNA replication and so this presents a major hurdle that a cell has to overcome both to enable it to proliferate and for the larger organism to survive and reproduce. The enzyme telomerase could provide a mechanism to ensure chromosome stability in both normal and neoplastic cells. The demonstration of telomerase expression in a majority of tumors and the realization of the potential role of telomerase in aging has opened up the potential for telomerase to be used as a target for therapeutic intervention. It seems feasible to repair degraded chromosomal telomeres through the cellular introduction of the enzyme into adult cells that can begin to exhibit the characteristics and protein expression of "young" cells. Telomere length maintenance is necessary for cell viability and thus may play a role in senescence and immortalization in human cells. It can be postulated that telomere shortening during cell division in many tissues and primary cell types might be due to the absence of telomerase activity. This is supported by the fact that the telomerase activity is present in germline cells and in fetal tissues but not in many adult human tissues, suggesting that telomerase is down-regulated during development.

Thus, it can be hypothesized that telomerase delivery to cells and tissue could prevent and possibly reverse the aging process by elongation of telomere. However, the success of the above approach would greatly depend on the efficiency with which the enzyme is delivered, stability of the enzyme in the biological environment, and how long the activity of the enzyme is maintained in cells/tissue to achieve the chromosomal repair process and telomere elongation. Cellular delivery of macromolecules, particularly enzymes is hindered to a significant extent because of several extracellular and intracellular barriers. Biodegradable nanoparticles developed in Dr. Labhasetwar's laboratory at UNMC may serve as an effective mechanism for sustained telomerase delivery to cells/tissue.

3. PLGA/PLA-based nanoparticles: A number of different polymers, both synthetic and natural, have been utilized in formulating biodegradable nanoparticles. Synthetic polymers have the advantage of sustaining the release of the encapsulated therapeutic agent over a period of days to several weeks compared to natural polymers which have a relatively short duration of drug release. The polymers used for the formulation of nanoparticles in this study will be polylactides (PLA) and poly (D,L-lactide- co-glycolide) (PLGA) which are biodegradable, biocompatible, and more importantly FDA approved for human use- As polyesters in nature, these polymers undergo hydrolysis upon delivery into the body, forming biologically compatible and metabolizable moieties (lactic acid and glycolic acid) that are eventually removed from the body by the citric acid cycle. Polymer biodegradation products are formed at a very slow rate, and hence they do not affect the normal cell function. Due to their sub-cellular, nanoparticles can penetrate deep into tissues through fine capillaries, cross the fenestration present in the epithelial lining (e.g., liver), and are generally taken up efficiently by various cells. The drug entrapped in PLGA matrix is released at a sustained rate through diffusion during initial stages followed by degradation of nanoparticle matrix. Degradation of the polymer can be varied by changing block copolymer composition and molecular weight, in that the release of encapsulated therapeutic agent can be controlled from days to months, conforming to the specific needs in of a particular disease condition. These nanoparticles can be administered into systemic circulation without the problems of particle aggregation or blockage of fine blood capillaries, a distinctive advantage over the cationic polymers or lipids. Further, nanoparticles can be delivered to distant target sites either by localized delivery using a catheter based approach with a minimal invasive procedure or they can be conjugated to a biospecific ligand which could direct them to the target tissue or organ.

4. Previous studies with PLGA nano articles: Various formulations of PLGA/PLA nanoparticles have been investigated in Dr. Labhasetwar's laboratory for delivery of different therapeutic agents. As an example of the feasibility and utility of PLGA nanoparticle-based application in biomedicine, we very recently investigated the uptake and distribution of PLGA nanoparticles (-100 nm) in various normal and cancer cells. In general, nanoparticles are internalized rapidly and efficiently through an endocytic process- Following their uptake, nanoparticles were shown to be transported to primary endosomes and then to sorting endosomes. We have shown that a fraction of nanoparticles rapidly (within 10 min) escapes the endo-lysosomal compartment and enter the cytosol_ Rapid escape of nanoparticles from the degradative endo-lysosomal compartment and their sustained intracellular retention suggest that these can be used as intracellular depot system for sustained delivery of therapeutic agents. The therapeutic efficacy of the nanoparticles could be due to their ability to protect macromolecules from degradation due to nucleases, proteases, and lysosomal enzymes. Moreover, we have recently demonstrated sustained gene expression and greater antiproliferative effect of wt-p53 gene following its encapsulation in nanoparticles as compared to a liposomal formulation. Further, these nanoparticles can be functionalized with specific ligands or molecules to modulate their intracellular transport pathways as well as for targeting purpose. We have shown biocompatibility of PLGA nanoparticles in several cell lines up to 1,000 Ig/ml concentration and also in vivo in chronic animal studies. Thus nanoparticles can work as an effective delivery mechanism by facilitating cellular uptake of macromolecules, protecting them from degradation, and sustaining their release, both at intracellular level and in the target tissue.

5. Recent ongoing studies with PLGA nanoparticles: Dr. Labhasetwar's laboratory recently began investigating PLGA nanoparticles for enzyme and protein delivery. The various challenges in enzyme delivery are to prevent their inactivation during nanoparticles formulation and to ensure that the enzyme is released in active form at a sustained rate. The unpublished research from Dr. Labhasetwar's laboratory has demonstrated sustained delivery of superoxide dismutase (SOD) using proprietary formulation of PLGA nanoparticles. These nanoparticles demonstrated 100 percent neuroprotection from hydrogen peroxide induced oxidative stress in an in vitro experiment. Further, SOD-nanoparticles demonstrated almost complete protection from reperfusion injury and neurological recovery in a rat cerebral stroke model. SOD in solution was ineffective both in vitro and in vivo experiments, suggesting that SOD following encapsulation in nanoparticles was effective in neutralizing the damaging effect of free radicals under ischemia. Nanoparticle formulations containing SOD in combination with catalase and vascular endothelial growth factors have been developed and are under investigation for various ischemic and neurological disorders. In addition, Dr. Labhasetwar began investigating p53 protein-loaded nanoparticles for arterial delivery for the inhibition of restenosis. These nanoparticles can also be used for tumor inhibition.

6. Surface modified PLGA nanoparticles: The goal of the ongoing investigation is modify, nanoparticle surface properties in order to enhance their cellular uptake and retention, This formulation of nanoparticles is expected to enhance therapeutic efficacy of the encapsulated agent by increasing the cellular uptake as well maintaining the therapeutic effect of the encapsulated agent for a sustained period of time. The preliminary studies have demonstrated three fold greater cellular uptake of modified nanoparticles than unmodified nanoparticles. The tissue uptake studies with modified nanoparticles are ongoing.

7. Study objectives: The objectives of the study are- i) to verify that telomerase has been delivered using nanoparticles, that the enzyme is active, and that telomeres have elongated in vitro; ii) to demonstrate delivery of an enzyme (luciferase) in mice; ii) to demonstrate elongation of telomere length in telomerase null mice. Telomere length will be determined through telomeric repeat amplification protocol (TRAP) analysis. Once the above objectives are achieved, telomerase-loaded nanoparticles will be investigated for its effect on disease progression in an appropriate animal model.

8. Tasks: The following studies will be undertaken to demonstrate the efficacy of nanoparticles to deliver telomerase

TASK	EXPERIMENT	TIME
1.	Develop nanoparticle formulation of telomerase
  Optimize conditions for efficient encapsulation of enzyme in nanoparticles.
  Demonstrate retention of bioactivity of enzyme following encapsulation.
  Demonstrate biologically active of release enzyme.
  Characterize enzyme-loaded nanoparticles for physical properties including particle size, particle size distribution, zeta potential, and release of enzyme under simulated physiological condition.
0-6 months
2.	Evaluate telomerase-loaded nano articles in vitro
  Demonstrate elongation of telomere in suitable cell lines, determine dose-response effect to optimize the dose, modify formulation parameters (enzymeloading and release rate) to optimize the effect.
  Demonstrate sustained activity of enzyme inside cell-Study efficacy of surface modified nanoparticles for telomerase delivery-
4-9 months
3.	Develop topical formulation of telomerase for cosmetic applications Develop water-based cream or lotion formulation with nanoparticles Evaluate lotion/cream formulation for anti-aging effect	8-12 months
4.	Demonstrate en Fine delivery in mice Test luciferase or beta-galactosidase-loaded nano articles for in vivo delivery of enzyme	10-14 months
5.	Evaluate telomerase-loaded nanoparticles in vivo in mTR mTR-/- mice model (Jackson Laboratory)
  Study dose-response effect (30,000 Units and multiple of these doses) on telomere elongation
  Study different routes of administration of nanoparticles for greater efficacy (depot in muscles vs. intravenous)
12-18 months
6.	Study efficiency of telomerase-loaded nanoparticles In disease condition (one disease condition will be selected initially to provide a proof-of-concept) using appropriate animal model.
  development of premature cancer or liver disease, arteriosclerosis or atherosclerosis or osteoperosis or immune function
15-24 months

The data will be reviewed every six months with Telomerase Corporation, Future experiments (study in sheep) will be planned at appropriate time during the above project period.

APPENDIX B

Budget

Budget and Budget justification: Proposed budget is for two years.

ITEM	YEAR 1	YEAR 2	TOTAL (2yr)
A. Personnel (base salary plus 28% fringe benefits) Dr. Labhasetwar (20% efforts) Two postdoctoral associates (100% efforts) Research Technician (100% efforts)	$21,837 $89,600 $44,800	$21,837 $89,600 $44,800	$43,674 $179,200 $89,600
B. Supply cost	$100,000	$100,000	$200,000
C. Ceratin cost	$10,000	$10,000	$20,000
D. Equipment cost	$115,000
E. Animal cost	$250,000
Total Direct cost	$897,474
Total Indirect cost 26% as per UNMC policy	$233,343
Total project cost	$1,130,817

A. Personnel

  Dr. Labhasetwar's 20% efforts with 28% fringe = $21,837
  Two postdocs (one with expertise in polymer chemistry and formulation and second with expertise in molecular biology and animal experiments, Annual base salary of $35,000 each plus 28% fringe benefits =$89,600)
  One lab tech who will help in animal experiments and routine cell culture studies, assays, etc. Annual base salary $35,000 plus 28% fringe benefits= Total $44,800

B. Supply cost
Supply cost per year (polymer, media, and other lab needs)= $100,000

C. Operating cost
Operating expenses and travel=$1 0,000 per year

D. Equipments (particle size analyzer $40,000 and fluorescence microscope $60,000, extruder for homogenizer $15,000 =$115,000 over project period)

E. Animal expenses
For Null mice and other animal experiments, $250,000 over project period.